KemPharm, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

(321) 939-3416

January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	KemPharm, Inc.

Registration Statement on Form S-1

File No. 333-250945

Acceleration Request

Requested Date:    Thursday, January 7, 2021

Requested Time:    4:30 p.m. Eastern Time

Ladies and Gentlemen:

KemPharm, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 7, 2021 at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Brent Siler, Mark Ballantyne and Nathan Jeffries of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP at (202) 728-7040 or in his absence, Nathan Jeffries of Cooley LLP at (720) 566-4104.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

KEMPHARM, INC.

By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	Travis C. Mickle, KemPharm, Inc.

Brent Siler, Cooley LLP

Nathan Jeffries, Cooley LLP

Charles Phillips, Ellenoff Grossman & Schole LLP

Matthew B. McCullough, Ellenoff Grossman & Schole LLP